Exhibit 8.1

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Midatech Pharma Pty Limited	Australia	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Midatech Pharma Espana SL	Spain	100%
Pharmida AG (3)	Switzerland	100%

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(1)  Joint venture between Midatech Limited and Aquestive Therapuetics, formerly known as MonoSol.

(2)  Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.

(3)  Dormant entities.